 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Twin Vee PowerCats Co.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90177C101

(CUSIP Number)

Joshua S. Horowitz

Palm Management (US) LLC

19 West Elm Street

Greenwich, CT 06830

(203) 302-7000

With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90177C101	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Palm Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 818,605
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 818,605

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 818,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 90177C101	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Palm Global Small Cap Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 818,605
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 818,605

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 818,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 90177C101	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Bradley C. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 818,605
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 818,605

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 818,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90177C101	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Joshua S. Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,479
	8	SHARED VOTING POWER 818,605
	9	SOLE DISPOSITIVE POWER 59,479
	10	SHARED DISPOSITIVE POWER 818,605

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 878,084
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 90177C101	13D	Page 6 of 8 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on October 25, 2024 (as amended, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

On November 26, 2024, upon the closing of the Merger (defined below), an aggregate of 520,033 shares of common stock of Forza X1, Inc. (“Forza”), par value $0.001 per share (the “Forza Common Stock”), held by the Reporting Persons was exchanged for 318,084 shares of Common Stock, based on an exchange ratio of 0.611666275 shares of Common Stock for one share of Forza Common Stock. The total cost for purchasing the Forza Common Stock was $821,428 for Palm Global and $42,630 for Mr. Horowitz.

The total cost for purchasing the Common Stock reported as directly held by Palm Global, including brokerage commissions, was approximately $2,310,016 (including the cost to initially acquire the Forza Common Stock). The source of these funds was working capital.

The total cost for purchasing the Common Stock reported as directly held by Mr. Horowitz, including brokerage commissions, was approximately $173,630 (including the cost to initially acquire the Forza Common Stock). The source of these funds was personal funds.

Item 4. Purpose of Transaction.

On November 26, 2024, pursuant to the terms of the Agreement and Plan of Merger, dated as of August 12, 2024, by and between the Company, Twin Vee Merger Sub, Inc., a wholly-owned subsidiary of Twin Vee (“Merger Sub”), and Forza, Merger Sub was merged with and into Forza (the “Merger”), with Forza surviving the Merger as a wholly-owned subsidiary of the Company.

The Reporting Persons purchased the Common Stock based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Company at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Company through, among other things, the purchase or sale of securities of the Company on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position, the price levels of the securities of the Company, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, engaging in communications with management and/or the board of directors of the Company and their advisors, engaging in discussions with stockholders of the Company and others about the Company and the Reporting Persons’ investment, making proposals to the Company concerning changes to the capitalization, the ownership structure, the structure, composition and skill sets of the board of directors and senior management or the operations of the Company, purchasing additional securities of the Company, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Company, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Company, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 90177C101	13D	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own in the aggregate 878,084 shares of Common Stock, which represents approximately 5.9% of the Company’s outstanding shares of Common Stock.

Palm Global directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Horowitz directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the shares of Common Stock disclosed in this Statement.

Palm Management (US) LLC, as the investment manager of Palm Global, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to his position with Palm Management (US) LLC, Mr. Palmer may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to his positions with Palm Global and Palm Management (US) LLC, Mr. Horowitz may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Palm Management (US) LLC, Mr. Palmer and Mr. Horowitz expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

Each percentage ownership of Common Stock set forth in this Statement is based on 14,875,000 shares of Common Stock reported by the Company as outstanding as of the closing of the Merger on November 26, 2024, in its Prospectus Supplement filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on October 11, 2024.

(b)	Palm Global beneficially owns, and has the shared voting and power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Palm Management (US) LLC, as the investment manager of Palm Global, has the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global. Mr. Palmer, as the sole member of Palm Management (US) LLC, and Mr. Horowitz, due to his position with Palm Management (US) LLC and as the director of the general partner of Palm Global, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global.

Mr. Horowitz has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.

(c)	In connection with the closing of the Merger on November 26, 2024, as described in Item 4 of this Schedule 13D, Palm Global received 308,605 shares of Common Stock and Mr. Horowitz received 9,479 shares of Common Stock in exchange for shares of Forza Common Stock previously held by each. The Reporting Persons have not effected any other transactions in securities of the Company since the filing of the Schedule 13D on October 25, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

CUSIP No. 90177C101	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: November 27, 2024

PALM MANAGEMENT (US) LLC

/s/ Joshua S. Horowitz
Joshua S. Horowitz Portfolio Manager

PALM GLOBAL SMALL CAP MASTER FUND LP

By Palm Global Small Cap Fund GP Ltd., its general partner

/s/ Joshua S. Horowitz
Joshua S. Horowitz Director

/s/ Bradley C. Palmer
BRADLEY C. PALMER

/s/ Joshua S. Horowitz
JOSHUA S. HOROWITZ